Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated April 26, 2013, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Harmonic Inc. by Barclays, the dealer manager, or by one or more registered brokers or dealers registered under that jurisdiction’s laws.

Notice of Offer to Purchase for Cash Up to 16,000,000 Shares of its Common Stock

At a Purchase Price of Not Greater Than $6.25 Nor Less Than $5.75 Per Share

Harmonic Inc., a Delaware corporation (the “Company”), is offering to purchase for cash up to 16,000,000 shares (or such lesser number of shares as are properly tendered and not properly withdrawn) of its common stock, par value $0.001 per share (the “common stock”), at a price not greater than $6.25 nor less than $5.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Offer to Purchase and related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 24, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon the receipt of financing or any minimum number of shares being tendered. The Offer is, however, subject to certain conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Unless the context otherwise requires, all references to “shares” shall refer to the common stock of the Company.

The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors nor the Dealer Manager, the Depositary, or the Information Agent is making any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price or purchase prices at which stockholders may choose to tender their shares. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender their shares. In doing so, stockholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Offer.

In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares must either (1) specify that they are willing to sell their shares to the Company at the price determined in the Offer, which will be deemed to be tendered at the minimum price of $5.75 per share or (2) specify the price (in multiples of $0.05), not greater than $6.25 nor less than $5.75 per share, at which they are willing to sell their shares to the Company in the Offer. Stockholders must follow the procedures set forth in the Letter of Transmittal and in Section 3 of the Offer to Purchase.

On the terms and subject to the conditions of the Offer through a modified “Dutch Auction” process, the Company will determine the single per share price, not greater than $6.25 nor less than $5.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that it will pay for shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. The Company will look at the prices chosen by stockholders for all of the shares properly tendered. After the offer expires, the Company will then select the lowest purchase price (in multiples of $0.05) within the price range specified above that will allow the Company to buy 16,000,000 shares. If fewer than 16,000,000 shares are properly tendered, the Company will select the price that will allow it to buy all the shares that are properly tendered and not properly withdrawn. All shares the Company acquires in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. Under no circumstances will the Company pay interest on the purchase price for the shares, regardless of any delay in making payment. Because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the shares tendered, even if stockholders tendered at or below the purchase price, if more than the number of shares the Company seeks are properly tendered. Subject to certain limitations and legal requirements, the Company reserves the right to accept for payment, according to the terms and conditions of this Offer, up to an additional 2% of its outstanding shares (or approximately 2.3 million shares). See Sections 1 and 15 of the Offer to Purchase.

The term “Expiration Time” means 5:00 p.m., New York City time, on May 24, 2013, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, shares properly tendered (and not properly withdrawn) at or below the purchase price, subject to the “odd lot,” proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to Computershare Trust Company, N.A., the Depositary for the Offer, of its acceptance for payment of shares under the Offer. The Company will make payment for shares tendered and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if more than 16,000,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) have been properly tendered at prices at or below the purchase price and not properly withdrawn prior to the Expiration Time, the Company will purchase properly tendered shares on the following basis:

•	first, from all holders of “odd lots” of less than 100 shares who properly tender all their shares at or below the purchase price and do not properly withdraw them before the Expiration Time;

•

second, on a pro rata basis from all other stockholders who properly tender shares at or below the purchase price and do not properly withdraw them before the Expiration Time, other than stockholders who tender conditionally and whose conditions are not satisfied; and

•

third, only if necessary to permit the Company to purchase 16,000,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law), to the extent feasible, by random lot from holders who have tendered shares at or below the purchase price conditionally (for which the condition was not initially satisfied). To be eligible for purchase by random lot, stockholders who conditionally tender their shares must have tendered all of their shares.

The Company will return all tendered shares that it has not purchased in the Offer to the tendering stockholders at the Company’s expense promptly after the Expiration Time.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled or announced Expiration Time. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s shares.

Tenders of shares under the Offer are irrevocable, except that such shares may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after 12:00 midnight, New York City time, on June 21, 2013, after which time, if not repurchased, the Company would be required to return such shares. For such withdrawal to be effective, Computershare Trust Company, N.A. must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution” (as defined in the Offer to Purchase), unless such shares have been tendered for the account of an eligible institution. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the stockholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If shares have been delivered pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures. Withdrawals of tenders of shares may not be rescinded, and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3.

The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding on all persons participating in the Offer, subject to such participant disputing such determination in a court of competent jurisdiction. None of the Company, Computershare Trust Company, N.A., as the Depositary, MacKenzie Partners, Inc., as the Information Agent, Barclays, as the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Generally, a U.S. stockholder will be subject to U.S. federal income taxation when the stockholder receives cash from the Company in exchange for the shares that the stockholder tenders. A non-U.S. stockholder generally will be subject to withholding at a rate of 30% on payments received pursuant to the Offer, unless the Depositary determines, based on documentary evidence provided by the non-U.S. stockholder, that a reduced or zero rate of withholding is applicable pursuant to an applicable income tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. A non-U.S. stockholder may be eligible to file for a refund of all or a portion of such tax withheld if the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in the Offer to Purchase are met or if such stockholder is entitled to a reduced or zero rate of withholding pursuant to an income tax treaty and the Depositary withheld at a higher rate. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and to consult their tax advisors.

Assuming 16,000,000 shares are repurchased at the maximum price of $6.25 per share in the Offer, the Company will have repurchased a total of approximately $100 million of its common stock pursuant to the Offer. The Company believes that the modified “Dutch Auction” tender offer set forth in the Offer to Purchase represents a mechanism to provide its stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of their investment if they so elect. In addition, if we complete the offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them. As a result, the Company’s Board of Directors believes that investing in the Company’s own shares in this manner is an appropriate use of capital and an efficient means to provide value to its stockholders.

The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Company is mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of shares whose names appear on the Company’s stockholder list and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares.

Please direct any questions or requests for assistance to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, please contact the Depositary.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

The Dealer Manager for the Offer is:

Barclays

745 Seventh Avenue

New York, New York 10019

Call Toll-free: (888) 610-5877

April 26, 2013